                                    EXHIBIT A


      Mr. Unterman is the President, a director and controlling shareholder of GBU Inc. ("GBU"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). GBU is the sole general partner of Oak Tree Partners, L.P. ("Oak Tree") and GEM Convertible Securities Partners, L.P. ("GEM Convertible").

      As of December 31, 1998, Oak Tree owned an aggregate of (a) 1,285,252 shares of the Common Stock of Golden State Bancorp Inc. (the "Company"), and (b) 1,285,252 warrants (the "Warrants"). As of December 31, 1998, GEM Convertible owned (a) 90,390 shares of the Common Stock of the Company and (b) 90,390 Warrants. Each Warrant may be exercised for one share of the Common Stock.

      Pursuant to Regulation 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Regulation"), GBU is deemed to be the beneficial owner of an additional 1,285,252 shares of Common Stock which Oak Tree has the right to acquire upon exercise of the Warrants, and GBU is also deemed to be the beneficial owner of 90,390 shares of Common Stock which GEM Convertible has the right to acquire upon exercise of the Warrants. GBU is deemed to be the beneficial owner of 2,751,284 shares or 2.1% of the Company's Common Stock.

      Mr. Unterman is also the President, director and sole shareholder of GEM Capital Management, Inc. ("GEM Capital"), an investment adviser registered under the Advisers Act. GEM Capital is an investment adviser for various managed accounts over which it has investment discretion. Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of the shares of Common Stock and Warrants owned by the accounts for which GEM Capital acts as investment adviser. Accordingly, GEM Capital is deemed to be the beneficial owner of (a) 1,092,111 shares of Common Stock, and (b) 1,125,640 Warrants.

        Pursuant to the Regulation, GEM Capital is deemed to be the beneficial owner of an additional 1,125,640 shares of Common Stock which it has the right to acquire upon exercise of the Warrants. GEM Capital is deemed to be the beneficial owner of 2,217,751 shares or 1.7% of the Common Stock.

      GBU and GEM Capital are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 and they are not otherwise required to attribute to each other the beneficial ownership of securities deemed to be beneficially owned by the other corporation under the Securities Exchange Act.

      A Schedule 13D and amendments thereto were previously filed by the Reporting Persons with the Office of Thrift Supervision ("OTS") to report their ownership of the common shares of


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Glendale Federal Bank, FSB ("Glendale"). As a result of the reorganization of
Glendale pursuant to which the Company became the holding company for Glendale, the Company was not required to file reports with the OTS, but is required to file reports with the SEC. This Form 13G is now being filed with the Securities and Exchange Commission to reflect the fact that the Reporting Persons own less than 5% of the Common Stock of the Company.


                                                              Page 9 of 10 Pages